Exhibit 99.4

ANNUAL GENERAL MEETING HUTCHISON CHINA MEDITECH LIMITED April 27, 2016 Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before April 20, 2016. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 4. Election of the board of directors. O Mikhail Borisovich Vasiliev O Nikolay Arkadievich Geller O Timur Rafkatovich Goryayev O Roman Kasimovich Ishbulatov O Johan Grietsen Hendrik Vreeman O Jochan Ralf Wermuth O Christophe Clave O Alexander Yurievich Petrov O Reinhold Schlensok O Elena Nititichna Suslova FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) NOMINEES: Resolutions presented for consideration at the Annual General Meeting on April 27, 2016 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. 00033333333333300000 6 042716 INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ( ) To cumulate your vote for one or more of the above nominee(s), write the manner in which such votes shall be cumulated in the space to the right of the nominee(s) name(s). If you are cumulating your vote, do not mark the circle. 1. To consider and adopt the statement of audited accounts and the reports of the directors and independent auditor for the year ended 31 December 2015. 2. (a) To re-elect Mr Simon To as a director. 2. (b) To re-elect Mr Christian Hogg as a director. 2. (c) To re-elect Mr Christian Salbaing as a director. 2. (d) To re-elect Ms Edith Shih as a director. 2. (e) To re-elect Mr Christopher Nash as a director. 2. (f) To re-elect Mr Michael Howell as a director. 2. (g) To re-elect Professor Christopher Huang as a director. 3. To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor’s remuneration. 4. Ordinary Resolution No. 4(A): To grant a general mandate to the directors of the Company to issue additional shares. 4. Special Resolution No. 4(B): To disapply pre-emption rights. 4. Ordinary Resolution No. 4(C): To grant a general mandate to the directors of the Company to repurchase shares of the Company. GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access. FOR AGAINST ABSTAIN

0 14475 ANNUAL GENERAL MEETING HUTCHISON CHINA MEDITECH LIMITED (Continued and to be signed on the reverse side) 1.1

Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. To consider and adopt the statement of audited accounts and the reports of the directors and independent auditor for the year ended 31 December 2015. 2. (a) To re-elect Mr Simon To as a director. 2. (b) To re-elect Mr Christian Hogg as a director. 2. (c) To re-elect Mr Christian Salbaing as a director. 2. (d) To re-elect Ms Edith Shih as a director. 2. (e) To re-elect Mr Christopher Nash as a director. 2. (f) To re-elect Mr Michael Howell as a director. 2. (g) To re-elect Professor Christopher Huang as a director. 3. To re-appoint PricewaterhouseCoopers as the auditor of the Company and authorise the board of directors to fix the auditor’s remuneration. 4. Ordinary Resolution No. 4(A): To grant a general mandate to the directors of the Company to issue additional shares. 4. Special Resolution No. 4(B): To disapply pre-emption rights. 4. Ordinary Resolution No. 4(C): To grant a general mandate to the directors of the Company to repurchase shares of the Company. JOHN SMITH 1234 MAIN STREET APT. 203 NEW YORK, NY 10038 ANNUAL GENERAL MEETING HUTCHISON CHINA MEDITECH LIMITED April 27, 2016 INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 11:59 PM EST on April 19, 2016. MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before April 20, 2016. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access. PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. Resolutions presented for consideration at the Annual General Meeting on April 27, 2016 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 00033333333333300000 6 042716 COMPANY NUMBER ACCOUNT NUMBER FOR AGAINST ABSTAIN